March __, 2010

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Cole:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 1, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 171 to its registration statement, filed on behalf of its series, the Thunderstorm Value Fund (the “Fund”).  PEA No. 171 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 13, 2010 for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Registrant is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

Comment 1:	With respect to the “Less: Fee Waiver/Expense Reimbursement” line item, please remove the word “less” and do not indent the line item.

Response:	The Trust responds by making the requested revisions.

Comment 2:	Please revise the “Net Annual Fund Operating Expenses” line item to read “Total Annual Fund Operating Expenses After Fee Wavier/Expense Reimbursement.”

Response:	The Trust responds by making the requested revision.

Comment 3:
The Staff notes that the operating expense limitation agreement described in footnote (2) to the “Fees and Expenses of the Fund” table does not have a term of at least one year from the effective date of the Fund’s registration statement.  To the extent that the term of this agreement does not extend for at least one year from the effective date of the Fund’s registration statement, please remove footnote (2) and do not show the effect of the fee waiver/expense reimbursement as a line item in the table.

Response:
The Trust responds by noting that the term of the Fund’s operating expense limitation agreement has been extended to run through March 31, 2011, which is at least one year from the effective date of the Fund’s registration statement and by updating the footnote accordingly.

Comment 4:	If the Fund’s Acquired Fund Fees and Expenses (“AFFE”) are less than 0.01%, please incorporate into the “Other Expenses” line item rather than showing AFFE as a separate line item.

Response:	The Trust responds by stating supplementally that the Fund’s AFFE is 0.01% or more, and as such will remain as a separate line item.

Prospectus – Summary Section – Principal Investment Strategies

Comment 5:
The Staff notes that the Fund has included risk disclosure with respect to high portfolio turnover in Principal Risks section.  Please also include related disclosure in the Principal Investment Strategies section.

Response:	The Trust responds by adding the following disclosure to the Principal Investment Strategies section:

“The Adviser may sometimes engage in active trading of the Fund’s portfolio investments to achieve the Fund’s investment objective.”

Prospectus – Summary Section – Principal Risks

Comment 6:	Please include disclosure specifically addressing the risks of investing in emerging markets.

Response:	The Trust responds by adding the following disclosure to this section:

“Emerging Markets Risk.  Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.”

Prospectus – Summary Section – Performance

Comment 7:
If updated performance information will be available by visiting the Fund’s website and/or by contacting the Fund by telephone, please add disclosure stating so, including the Fund’s website and/or toll-free telephone number.

Response:	The Trust responds by adding the following disclosure to this section:

“Updated performance information is available on the Fund’s website at www.thunderstormvalue.com or by calling the Fund toll-free at 877-374-3888.”

Comment 8:	Please remove footnote (3) to the Average Annual Total Returns table and include the inception date of the Fund directly below the “Since Inception” caption in the table.

Response:	The Fund responds by making the requested revision.

Comment 9:
With respect to footnotes (1) and (2) to the Average Annual Total Returns table, please revise so that these appear as text adjacent to the table, rather than as footnotes.  Please include the text of footnote (2) only if the statement is true for the information shown in the adjacent table.

Response:	The Trust responds by revising footnotes (1) and (2) to appear as text adjacent to the table.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment 10:	Please include disclosure of risks specific to investments in emerging markets in the section entitled “Principal Risks.”

Response:	The Trust responds by adding the following disclosure to this section:

“Emerging Markets Risk.  Securities of companies located in developing or emerging markets entail additional risks, including: less social, political and economic stability; smaller securities markets and lower trading volume, which may result in less liquidity and greater price volatility; national policies that may restrict the Fund’s investment opportunities, including restrictions on investments in issuers or industries, or expropriation or confiscation of assets or property; and less developed legal structures governing private or foreign investment.”

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers